Exxhibit 99.2

GOLD STANDARD VENTURES CORP.

Report of Voting Results
June 26, 2019

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general meeting of Gold Standard Ventures Corp. (the “Company”) held on June 26, 2019 (the “Meeting”).

Description of Matter	Outcome of Vote
To elect directors for the ensuing year.	All nominees proposed by management were elected. The total number of votes cast in favour of, or withheld, for each nominee was as follows:
	Jonathan T. Awde:	Votes for	142,501,960 (99.37%)
		Votes withheld	896,562 (0.63%)
	D. Bruce McLeod:	Votes for	142,559,636 (99.42%)
		Votes withheld	838,886 (0.58%)
	Robert J. McLeod:	Votes for	141,697,763 (98.81%)
		Votes withheld	1,700,759 (1.19%)
	Jamie D. Strauss:	Votes for	141,838,136 (98.91%)
		Votes withheld	1,560,386 (1.09%)
	William E. Threlkeld:	Votes for	141,817,905 (98.90%)
		Votes withheld	1,580,617 (1.10%)
	Zara Boldt:	Votes for	142,538,503 (99.40%)
		Votes withheld	860,019 (0.60%)
	Ron Clayton:	Votes for	142,534,865 (99.40%)
		Votes withheld	863,657 (0.60%)
	Alex Morrison:	Votes for	142,431,208 (99.33%)
		Votes withheld	967,314 (0.67%)
To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	Resolution passed by the requisite majority. Details of the voting was as follows:
	Votes for	142,804,546 (99.59%)
	Votes withheld	593,976 (0.41%)

DATED this 26th day of June, 2019.

GOLD STANDARD VENTURES CORP.

By:	/s/ Glenn Kumoi
Glenn Kumoi
VP General Counsel & Corporate Secretary